UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)

                        Health Enhancement Products, Inc.
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                         (Title of Class of Securities)

                                    958279200
                                 (CUSIP Number)

                              William J. Rogers, II
                         21 Ocean Ridge Boulevard South
                            Palm Coast, Florida 32137
                                 (386) 446-4021
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 8, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-1(f) or 240.13d-l(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 958279200

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     William J. Rogers, II
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,312,467
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,312,467
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,076,367
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 958279200

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Deborah K. Rogers, as Custodian for Joseph W. Rogers
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    4,900
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           4,900
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,076,367
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 958279200

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Deborah K. Rogers, as Custodian for Caroline E. Rogers
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    9,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           9,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,076,367
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 958279200

      Item 1. Security and Issuer

      The information required to be disclosed pursuant to this Item 1 is hereby amended and restated as follows:

      This Amendment No. 3 to Schedule 13D amends the Schedule 13D filed on March 3, 2005 and subsequently amended by Amendment No. 1 filed on June 24, 2005 and Amendment No. 2 filed on October 13, 2005. This Amendment No. 2 is filed on behalf of William J. Rogers, II, Deborah K. Rogers as custodian for Joseph W. Rogers and Deborah K. Rogers as custodian for Caroline E. Rogers (collectively, the "Reporting Persons") with respect to the common stock (the "Common Stock") of Health Enhancement Products, Inc. (the "Issuer"). The principal executive office of the Issuer is 7740 East Evans Road, Suite A101, Scottsdale, AZ 85260.

      Except as otherwise  described herein, the information  contained in prior
Schedule 13D filings remain in effect and all capitalized terms shall have the meaning previously ascribed to them.

      Item 5. Interest in Securities of the Issuer.

      The information required to be disclosed pursuant to paragraph (a) of this
Item 5 is hereby amended and restated as follows:

      (a) The responses of the Reporting Persons to Rows (7) through (10) of the cover pages of this Amendment No. 3 are incorporated herein by reference. As of the close of business on the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 3,076,367 shares of Common Stock, representing approximately 13.4% of the issued and outstanding shares of Common Stock (based on the 22,994,253 shares of Common Stock stated to be issued and outstanding by the Issuer in its latest Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 15, 2005).

      The information required to be disclosed pursuant to paragraph (c) of this
Item 5 is hereby amended and supplemented as follows:

      (c) In September 2005, William J. Rogers, II received 262,500 shares of Common Stock from the Issuer. Mr. Rogers was entitled to receive such shares of Common Stock in accordance with that certain Subscription Agreement filed as Exhibit E to the Schedule 13D filed March 3, 2005, as a result of the Issuer's failure to register certain shares of Common Stock held by Mr. Rogers.

      Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Item 6 of this Schedule 13D is supplemented to include the information set forth in Item 5(c) of this Amendment No. 3, which is incorporated into this Item 6 by reference.

CUSIP No. 958279200

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated November 1, 2005


                                       /s/ William J. Rogers, II
                                       -----------------------------------------
                                       William J. Rogers, II


                                       /s/ Deborah K. Rogers
                                       -----------------------------------------
                                       Deborah K. Rogers
                                       for Joseph W. Rogers


                                       /s/ Deborah K. Rogers
                                       -----------------------------------------
                                       Deborah K. Rogers
                                       for Caroline E. Rogers